FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2017

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the shareholders of Enel Generación Chile reached Ch$ 184,995 million as of June 2017, representing a 22% reduction when compared to June 2016 and reflecting the unfavorable hydrological conditions of the last period.

▪  Net electricity generation amounted to 8,340 GWh, 6% less than the same period of 2016, mainly as a result of lower hydro generation (- 944 GWh) as a consequence of the drought that has affected the southern region of the country. These dry conditions were partially offset by greater thermal generation (+ 358 GWh) explained by the greater availability of Bocamina and San Isidro power plants.

▪  Operating revenues declined 10% to Ch$ 766,990 million, partially due to lower physical sales (- 711 GWh) primarily to regulated customers.

▪  As a result of the factors previously mentioned, the Company’s EBITDA reached a total of Ch$ 217,742 million, representing a 27% reduction.

▪  Net financial result went from a Ch$ 6,852 million expense as of June 2016 to a Ch$ 16,882 million expense as of June 2017, primarily due to lower gain from exchange rate differences partly offset by lower financial expenses.

▪  On February 7, 2017, Enel Generación Chile sold its ownership share of Electrogas S.A. for Ch$ 115,583 million. This sale is part of the Group’s strategy to sell non-strategic assets.

FINANCIAL SUMMARY

▪  Indebtedness of the company decreased by US$ 209 million when compared to June 2016, amounting to US$ 1,269 million as of June 2017.

▪  The average interest rate increased from 6.1% in June 2016 to 6.3% in June 2017.

▪  Liquidity, a critical factor of our financial management, remains solid:

•          Available cash and cash equivalents: US$ 16 million.

•          Undrawn committed credit lines: US$ 314 million.

• 1 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Enel Generación Chile owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of June 30, 2017. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,465 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2.809 MW, and 51 are wind-farm units with an installed capacity of 78 MW.

All our generation units are connected to the Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the Northern Interconnected System ("SING " in its Spanish acronym).

• 2 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

I.- Consolidated FINANCIAL Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) approved the spin-off of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the spin-off of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, having met the conditions precedent, the spin-off of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated. On December 1, 2016, Endesa Américas merged with and into Enel Américas.

Based on the abovementioned, and the International Financial Reporting Standards, the revenues and expenses of the generation business outside Chile for the two month period ended February 29, 2016, are presented as “Profit (losses) from discontinued operations” of the comprehensive consolidated income statement.

For further information, see note 5.2 of Enel Generación Chile S.A. consolidated financial statements as of June 30, 2017.

• 3 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile, as of June 2017 amounted to Ch$ 184,995 million, compared to the Ch$ 237,448 million for the same period of 2016.

The following table shows comparative figures for each item of the comprehensive income statement as of June 30, 2017 and 2016:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1H 2017	1H 2016	Chg	Chg %

REVENUES	766,990	848,484	(81,494)	(10%)
Sales	760,427	843,263	(82,836)	(10%)
Other operating revenues	6,563	5,221	1,342	26%
PROCUREMENT AND SERVICES	(489,666)	(487,511)	(2,155)	0%
Energy purchases	(181,231)	(188,586)	7,355	(4%)
Fuel consumption	(178,403)	(151,858)	(26,545)	17%
Transportation expenses	(81,113)	(115,393)	34,280	(30%)
Other variable procurement and services costs	(48,919)	(31,674)	(17,245)	54%
CONTRIBUTION MARGIN	277,324	360,973	(83,649)	(23%)
Other work performed by entity and capitalized	2,932	5,339	(2,407)	(45%)
Employee benefits expense	(27,826)	(30,642)	2,816	(9%)
Other fixed operating expenses	(34,688)	(35,571)	883	(2%)
GROSS OPERATING INCOME (EBITDA)	217,742	300,099	(82,357)	(27%)
Depreciation, Amortization	(58,924)	(66,021)	7,097	(11%)
Reversal of impairment profit	55	-	55	100%
OPERATING INCOME	158,873	234,078	(75,205)	(32%)
NET FINANCIAL EXPENSE	(16,882)	(6,852)	(10,030)	146%
Financial income	2,637	918	1,719	187%
Financial costs	(24,943)	(28,187)	3,244	(12%)
Gain (Loss) for indexed assets and liabilities	(121)	337	(458)	(136%)
Foreign currency exchange differences, net	5,545	20,080	(14,535)	(72%)
OTHER NON-OPERATING RESULTS	108,928	5,585	103,343	1,850%
Share of profit (loss) of associates accounted for using the equity method	(778)	5,471	(6,249)	(114%)
Net Income From Other Investments	105,462	80	105,382	n/a
Net Income From Sale of Assets	4,244	34	4,210	n/a
NET INCOME BEFORE TAXES	250,919	232,811	18,108	8%
Income Tax	(62,766)	(30,863)	(31,903)	103%
NET INCOME FROM CONTINUING OPERATIONS	188,153	201,948	(13,795)	(7%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	188,153	281,520	(93,367)	(33%)

NET INCOME	188,153	281,520	(93,367)	(33%)
Shareholders of the parent company	184,995	237,448	(52,453)	(22%)
Non-controlling interest	3,158	44,072	(40,914)	(93%)
Earning per share (Ch$ /share)	22.56	28.95	(6.40)	(22%)

Earnings per share from continuing operations (Ch$ /share)	22.56	24.10
Earnings per share from discontinued operations (Ch$ /share)	-	4.85
Earnings per share (Ch$ /share)	22.56	28.95
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 4 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Operating Income

The operating income as of June 30, 2017 was Ch$ 158,873 million, lower than the Ch$ 234,078 million booked the previous period. EBITDA decreased Ch$ 82,357 million reaching Ch$ 217,742 million as of June 2017.

This lower result was the consequence of a Ch$ 81,494 million decrease in operating revenue, a 10% reduction when compared to the previous period, mainly due to the following:

-          Lower energy sales amounting to Ch$ 77,117 million due to lower physical sales (-711 GWh), primarily to regulated customers (-928 GWh), and in the spot market (-522 GWh), offset by greater physical sales to unregulated customers (+739 GWh), along with a lower average sales price.

-          Lower other services revenues for Ch$ 11,329 million mainly due to a Ch$ 12,456 million reduction in toll revenues.

The effects described above were partially offset by:

-       An increase in gas sales amounting to Ch$ 5,586 million.

-       An increase in other operating revenues amounting to Ch$ 1,342 million, mainly explained by an increase in revenues from commodity derivatives for Ch$ 3,146 million, offset by Ch$ 2,061 million lower revenues related to lawsuits.

Procurement and services costs increased Ch$ 2,155 million as a consequence of the following:

-       A Ch$ 26,545 million increase in fuel consumption costs primarily explained by greater thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile.

-       A Ch$ 17,245 million increase in other procurement and services costs, mainly due to Ch$ 3,096 million in higher commodity derivative costs, Ch$ 5,863 million in higher costs related to the agreement signed with AES Gener that allows to use the LNG available of Enel Generación Chile in the Nueva Renca combined cycle, and Ch$ 11,239 million in thermal emission taxes. These higher costs were offset by lower water consumption by San Isidro I and II power plants amounting to Ch$ 1,474 million.

The aforementioned was partly offset by:

-       Energy purchase costs decreased Ch$ 7,355 million primarily as a consequence of lower physical purchases (-815 GWh).

-       Transportation costs decreased by Ch$ 34,403 million.

• 5 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Furthermore, depreciation and amortization decreased Ch$ 7,097 million in the period as a consequence of the modification of the remaining useful life of fixed assets applied in 2017 by the Company to certain property, plants, and equipment whose impact amounted to Ch$ 5,491 during the first semester of this year.

Revenues, costs and operational results of continuing operations for the periods ended June 30, 2017 and 2016 are shown below:

OPERATING INCOME	1H 2017			1H 2016
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile	781,257	(694,521)	86,736	794,844	(658,182)	136,662
Empresa Eléctrica Pehuenche S.A.	75,472	(29,258)	46,214	80,316	(22,828)	57,488
GasAtacama Chile and subsidiaries	166,347	(142,205)	24,142	78,212	(61,002)	17,210
Compañía Electrica Tarapacá and subsidiaries (1)	-	-	-	117,287	(95,595)	21,692
Consolidation adjustments	(256,086)	257,867	1,781	(222,175)	223,201	1,026

Total Consolidation	766,990	(608,117)	158,873	848,484	(614,406)	234,078

(1)     The merger of Compañía Eléctrica Tarapacá S.A. and Gas Atacama Chile S.A. became official on November 1st, 2016.  The latter was the surviving entity.

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the periods ended June 30, 2017 and 2016 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	1H 2017	1H 2016

Sales to regulated customers	540,480	618,207
Sales to unregulated customers	138,630	102,539
Sales at spot market	27,999	63,480

Total energy sales	707,109	784,226

Non-Operating Income

Non-operating income as of June 30, 2017 and 2016 are summarized below:

• 6 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

NON-OPERATING INCOME (Million Ch$)	1H 2017	1H 2016	Chg	Chg %

NET FINANCIAL RESULT	(16,882)	(6,852)	(10,030)	146%
Financial income	2,637	918	1,719	187%
Financial costs	(24,943)	(28,187)	3,244	(12%)
Gain (Loss) for indexed assets and liabilities	(121)	337	(458)	(136%)
Foreign currency exchange differences, net	5,545	20,080	(14,535)	(72%)
OTHER NON-OPERATING RESULTS	108,928	5,585	103,343	1,850%
Share of profit (loss) of associates accounted for using the equity method	(778)	5,471	(6,249)	(114%)
Net Income From Other Investments	105,462	80	105,382	100%
Net Income From Sale of Assets	4,244	34	4,210	12382%
NET INCOME BEFORE TAXES	250,919	232,811	18,108	8%
Income Tax	(62,766)	(30,863)	(31,903)	103%
NET INCOME	188,153	201,948	(13,795)	(7%)
Net income (Loss) from discontinued operations after taxes	-	79,572	(79,572)	(100%)
NET INCOME	188,153	281,520	(93,367)	(33%)

NET INCOME	188,153	281,520	(93,367)	(33%)
Shareholders of the parent company	184,995	237,448	(52,453)	(22%)
Non-controlling interest	3,158	44,072	(40,914)	(93%)

Net Financial Result

The financial result as of June 30, 2017 reached a Ch$ 16,882 million loss representing a Ch$ 10,030 million negative variation when compared to the same period of 2016, which is mainly due to the following:

Greater financial income amounting to Ch$ 1,719 million, mainly due to the Ch$ 677 million resulting from a renegotiation with YPF and the higher return on fixed income investments amounting to Ch$ 1,042 million.

Lower financial expenses amounting to Ch$ 3,244 million, mainly explained by the Ch$ 1,147 million lower interest expense that were generated from structured loans with Enel Américas S.A. that expired in September 2016. Also, lower interest expenses on bank loans and bonds amounting to Ch$ 1,692 million mainly related to the lower average debt level in 2017, and the positive effect of financial hedges and a reduction in bank fees for Ch$ 405 million.

Losses related to indexation amounting to Ch$ 458 million primarily due to its reduced positive impact on recoverable taxes for Ch$ 794 million, and lower income on hedging derivative contracts for Ch$ 1,058 million, partially compensated by greater adjustments of UF-denominated debt amounting to Ch$ 1,394 million.

Lower income from exchange differences amounting to Ch$ 14,535 million, mainly explained by positive exchange differences for Ch$ 12,192 million related to structured debt with Enel Américas existing in 2016, lower positive exchange differences on forwards for Ch$ 3,890 million, partly offset by greater positive exchange differences on cash and cash equivalents for Ch$ 1,546 million.

Income of Companies Accounted for Using the Equity Method

Income declined Ch$ 6,249 million, mainly due to lower income accounted for from two companies that were both divested, Electrogas S.A. and GNL Quintero S.A. for Ch$ 2,811 million and Ch$ 2,018 million respectively. Income booked from GNL Chile S.A. also declined by Ch$ 581 million, and the loss from Hidroaysén increased Ch$ 765 million.

• 7 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Results from other investments

The Ch$ 105,382 million improvement is primarily due to the sale of Electrogas S.A. which amounted to Ch$ 105,312 million that took place in February 2017.

Income on sale of assets

The Ch$ 4,210 million increase is primarily due to the sale of land of GasAtacama Chile which amounted to Ch$ 4,177 million.

Corporate Taxes

Corporate income tax increased Ch$ 31,903 million mainly due to the Ch$ 27,675 million higher tax expense related to the sale of Electrogas S.A. and a Ch$ 2,389 million lower equity price level restatement.

Discontinued operations

The Ch$ 79,572 million lower income during the period is explained by the division of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) that took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company Endesa Américas S.A., which merged with and into Enel Américas on December 1, 2016.

Consequently, the comprehensive consolidated income statement of Enel Generación Chile as of June 30, 2016, includes only two months of the foreign operations.

2. -Consolidated Financial Position Analysis

ASSETS (Million Ch$)	Jun-17	Dec-16	Chg	Chg %

Current Assets	407,778	543,372	(135,594)	(25%)
Non-Current Assets	2,857,520	2,856,310	1,210	0.0%

TOTAL ASSETS	3,265,298	3,399,682	(134,384)	(4%)

Total assets of the Company decreased Ch$ 134,384 million as of June 2017 when compared to December 2016, mainly due to:

• 8 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

➢  Current Assets decreased Ch$ 135,594 million, a 25% reduction, mainly due to the following:

❖  A Ch$ 103,867 million decrease in cash and cash equivalents, primarily due to the withdrawal of Ch$ 71,756 million in repurchase agreement investments and Ch$ 12,306 million in time deposits and a Ch$ 19,829 million reduction in checking account balances.

❖  A Ch$ 15,540 million decrease in accounts receivable from related companies due to a Ch$ 19,996 million lower balance of receivables from Enel Trade S.p.A. related to commodity derivative transactions and a Ch$ 5,901 million reduction in receivables related to advance payments to GNL Chile S.A. partially compensated by a Ch$ 12,484 million increase in accounts receivables of energy sales to Enel Distribución Chile.

❖  A reduction in non-current assets or disposable assets classified as assets for sale related to the sale of Electrogas S.A. amounting to Ch$ 12,993 million.

➢  Non-Current Assets increased Ch$ 1,210 million, mainly explained by:

❖   A Ch$ 4,345 million increase in property, plants, and equipment mainly related to new investments for Ch$ 61,488 million during the period partially compensated by the Ch$ 57,593 million in depreciation for the period.

❖  A Ch$ 1,449 million increase in other non-current financial assets primarily greater assets related to hedging derivatives.

❖  The aforementioned is partially compensated by a Ch$ 5,875 million reduction in trade accounts receivables and other non-current accounts receivables, mainly a Ch$ 5,724 million lower level of YPF’s accounts receivables.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Jun-17	Dec-16	Chg	Chg %

Current Liabilities	344,511	555,777	(211,266)	(38%)
Non-Current Liabilities	1,104,323	1,114,145	(9,822)	(1%)
Net Equity	1,816,464	1,729,760	86,704	5%
Equity attributable to shareholders of parent company	1,788,710	1,700,962	87,748	5%
Non-controlling	27,754	28,798	(1,044)	(4%)

TOTAL LIABILITIES AND EQUITY	3,265,298	3,399,682	(134,384)	(4%)

Total liabilities and net equity of the Company decreased Ch$ 134,384 million as of June 2017 when compared to December 2016, mainly explained by the following:

➢  Current liabilities decreased Ch$ 211,266 million, a 38% reduction, mainly due to the following:

❖  A Ch$ 119,302 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 54,998 million decrease in accounts payable to suppliers of goods and services and fixed assets, and a Ch$ 57,737 million reduction in dividends payable to third parties.

• 9 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

❖   A Ch$ 53,868 million reduction in accounts payable to related parties, mainly due to lower accounts payable to Enel Chile S.A. for Ch$ 85,032 million related to dividends, partially offset by greater accounts payable to GNL Chile S.A. for gas purchases amounting to Ch$ 24,549 million.

❖  A Ch$ 34,918 million decrease in current tax liabilities, mainly income tax.

➢  Non-Current Liabilities decreased Ch$ 9,822 million, a 1% decrease, mainly explained by the following:

❖  A Ch$ 10,158 million decrease in other non-current financial liabilities, mainly due to a Ch$ 2,097 million reduction in the balance of bond debt, due to the appreciation of the Chilean peso when compared to the US dollar amounting to Ch$ 3,714 million and equity payments amounting to Ch$ 2,758 million partly offset by a greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 3,962 million. In addition to a reduction in derivative liabilities and hedging derivative liabilities amounting to Ch$ 6,981 million and financial leasing for Ch$ 1,080 million.

➢  Net Equity increased Ch$ 86,704 million when compared to December 2016.

❖  The portion attributable to the owners of the controlling shareholders increased by Ch$ 87,748 million, mostly explained by the net income of the period that amounted to Ch$ 184,995 million, partially offset by dividend payments for Ch$ 94,512 million and other comprehensive results for Ch$ 2,735 million.

❖  The equity of non-controlling shareholders decreased by Ch$ 1,044 million, primarily explained by the net income of the period that amounted to Ch$ 3,158 million compensated by other comprehensive results for Ch$ 16 million and by dividend payments for Ch$ 4,186 million.

The performance of the main financial ratios is the following:

• 10 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

RATIO		Unit	Jun-17	Dec-16	Jun-16	Chg	Chg %

Liquidity	Liquidity	Times	1.18	0.98	-	0.20	20%
	Acid-test (1)	Times	1.08	0.92	-	0.16	17%
	Working capital	Million Ch$	63,267	(12,405)	-	75,672	(610%)
Leverage	Leverage	Times	0.8	0.97	-	(0.17)	(18%)
	Short-term debt	%	23.8%	33.3%	-	(9.5%)	(29%)
	Long-term debt	%	76.2%	66.7%	-	9.5%	14%
	Financial expenses coverage (2)	Times	11.16	-	38.6	(27.46)	(71%)
Profitability	Op. income / Op. Revenues	%	20.7%	-	27.6%	(6.9%)	(25%)
	ROE (3)%		25.0%	-	13.3%	11.7%	88%
	ROA (3)%		12.8%	-	7.0%	5.8%	83%

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
(3) Annualized ratios as of March 2016, consider discontinued operations.

3.- Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 106,746 million negative cash flow during the 2017 period, broken down as follows:

CASH FLOW (Million Ch$)	1H 2017	1H 2016	Chg	Chg %

Net cash flows from (used in) operating activities	139,812	261,087	(121,275)	(46%)
Net cash flows from (used in) investing activities	13,218	(75,548)	88,766	(117%)
Net cash flows from (used in) financing activities	(259,776)	(219,306)	(40,470)	18%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(106,746)	(33,767)	(72,979)	216%

Operating activities generated a positive cash flow of Ch$ 139,812 million, which represents a 46% decrease when compared to June 2016. This cash flow is mainly comprised by Ch$ 996,410 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 655,217 million, tax payments for Ch$ 104,588 million, and employee-related payments amounting to Ch$ 31,694 million.

• 11 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

As a consequence of the materialization of the Company’s spin-off, the obligation to pay taxes in Peru for a total of $ 577 million New Soles (approximately Ch$ 116,053 million) were accrued. This tax, which was paid in March 2016, was raised because the Income Tax Law in Peru taxes the transfer of equity interests held by Enel Generación Chile S.A. in Peru to Endesa Américas S.A. The calculation of the tax to be paid is based on the difference between the sales value and the purchase value of such shareholdings. This payment was booked as “other cash outflows from operating activities.”

Investment activities generated a positive cash flow of Ch$ 13,218 million, mainly explained by the sale of our associate company Electrogas S.A. for Ch$ 115,583 million, partially offset by the acquisition of property, plant, and equipment for Ch$ 103,086 million.

Financing activities generated a negative cash flow of Ch$ 259,776 million. This cash flow is primarily explained by loan and leasing payments for Ch$ 29,022 million, dividend payments for Ch$ 237,906 million and interest payments for Ch$ 22,210 million. These negative cash flows were offset by receiving Ch$ 31,644 million in cash payments from loans to related companies.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1H 2017	1H 2016	1H 2017	1H 2016

Enel Generación Chile	84,358	36,824	36,550	41,311
Pehuenche	596	473	3,583	4,333
GasAtacama Chile	18,132	165	17,460	5,527
Compañía Eléctrica Tarapacá and subsidiaries (1)	-	15,582	-	13,755
EASA (Group)	-	6,592	-	-
Emgesa	-	12,329	-	-
Generandes Peru (Group)	-	3,674	-	-

Total Consolidated	103,086	75,639	57,593	64,926

(1)     On November 1st, 2016, Compañia Eléctrica Tarapacá S.A. merged into Gas Atacama Chile S.A., which remained as the surviving  company.

• 12 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

• 13 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Gross position:

INTEREST RATE (%)	June 30, 2017	December 31, 2016

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of June 30, 2017, the Company held swaps for 1.6 million barrels of Brent oil to be settled between July and December 2017 and 1.6 million barrels of Brent oil to be settled between January and August 2018. The Company also held 2.6 million MMBTU of Henry Hub gas to be settled between July and December 2017 and 6.3 million MMBTU to be settled between January and May 2018; 560 kTon of Coal API2 to be settled between September and December 2017 and 82 kTon to be settled between January and February 2018. As of December 31, 2016, the Company held swaps for 3 million barrels of Brent oil to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17, 19 and appendix 4, respectively.

As of June 30, 2017, the Enel Generación Chile Group’s liquidity was Ch$ 10,620 million in cash and cash equivalents and Ch$ 279,554 million in long-term committed credit facilities. As of December 31, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 114,486 million in cash and cash equivalents and Ch$ 342,827 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     U.S. dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 65,064 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT AS OF JUNE 30, 2017

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 25, 2017